

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 8, 2009

<u>Via U.S. Mail and facsimile to (630) 574-1904</u>

Mr. Daniel M. Hamburger
Chief Executive Officer
DeVry Inc.
One Tower Lane, Suite 1000
Oakbrook Terrace, Illinois 60181

> **Re:** **DeVry Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 001-13988**

Dear Mr. Hamburger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director